SingTel

2 November 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 3 October 2005 to 28 October 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Oct-2005 18:35:44
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice by Optus Networks Pty Limited - Takeover Bid for Alphawest Limited
Description	Attached is a notice issued and released to the Australian Stock Exchange by Optus Networks Pty Limited, a wholly owned subsidiary in the SingTel group, under Section 603(3) of the Corporations Act 2001 pursuant to its takeover bid for all the ordinary shares in Alphawest Limited.
Attachments:	Notice-S603-Alphawest.pdf Total size = **53K** (2048K size limit recommended)

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OPTUS NETWORKS PTY LIMITED
ABN 92 008 570 330

NOTICE OF STATUS OF CONDITIONS UNDER SECTION 630(3) OF THE CORPORATIONS ACT 2001 (CTH)

Optus Networks Pty Limited ABN 92 008 570 330 (**Optus**), a wholly owned subsidiary of SingTel Optus Pty Limited, **GIVES NOTICE** under section 630(3) of the *Corporations Act 2001* (Cth) that:

1. on 26 October 2005, Optus declared the offers contained in its bidder's statement dated 14 September 2005 for its off-market takeover bid for all of the ordinary shares in Alphawest Limited (**Bidder's Statement**) to be free from each of the conditions contained clause 7.1 of Part 2 of the Bidder's Statement which had not been fulfilled as at 26 October 2005;

2. so far as Optus knows, the 90% minimum acceptance condition contained in clause 7.1(a) of Part 2 of the Bidder's Statement has been fulfilled on the date this notice is given;

3. so far as Optus knows, before being freed, the conditions contained in clause 7.1(b) to clause 7.1(i) of Part 2 of the Bidder's Statement (about various specified events occurring or not occurring between the announcement of Optus' takeover bid and the end of the offer period) were unfulfilled on the date this notice is given; and

4. Optus' voting power in Alphawest Limited at the time of giving this notice is 93.2%.

DATED: 26/10 **2005**

SIGNED for and on behalf of Optus Networks Pty Limited pursuant to a resolution passed by its directors.

Paul O'Brien
Company Secretary
Optus Networks Pty Limited

Jennifer Lim (secretariat)

From: ASX.Online@asx.com.au
Sent: Thursday, October 27, 2005 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

275024.pdf (72 KB)

ASX confirms the release to the market of Doc ID: 275024 as follows: Release Time: 27-Oct-2005 08:30:23 ASX Code: SGT File Name: 275024.pdf Your Announcement Title: Notice by Optus Networks Pty Ltd - Alphawest Limited

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2005

TIME: 08:30:28

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Section 630(3) Notice by Optus Networks Pty Ltd - Alphawest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Jennifer Lim (secretariat)

From: Lim Li Ching

Sent: Wednesday, October 26, 2005 6:36 PM

To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, October 26, 2005 6:35:44 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00078
Submission Date & Time :: 26-Oct-2005 18:31:00
Broadcast Date & Time :: 26-Oct-2005 18:35:44
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Oct-2005 12:29:06
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the second quarter and half year ended 30 September 2005
Description	
Attachments:	328-sgx.pdf Total size = **63K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the second quarter and half year ended 30 September 2005

Singapore Telecommunications Limited will be announcing its results for the second quarter and half year ended 30 September 2005 on 10 November 2005, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 21 October 2005

Lorinda Leung

From: Lim Li Ching
Sent: Friday, October 21, 2005 12:29 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, October 21, 2005 12:29:06 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00014
Submission Date & Time :: 21-Oct-2005 12:28:22
Broadcast Date & Time :: 21-Oct-2005 12:29:06
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/10/2005

TIME: 14:36:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Grp results for 2nd qtr & HY

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 21, 2005 12:36 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 272800.pdf

272800.pdf (63 KB)

ASX confirms the release to the market of Doc ID: 272800 as follows:
Release Time: 21-Oct-2005 14:36:07
ASX Code: SGT
File Name: 272800.pdf
Your Announcement Title: Date of announcement of SingTel Group results for the second

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2005 08:33:29
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	C2C Pte Ltd
Description	Attached is an announcement made by Singapore Telecommunications Limited on C2C Pte Ltd.
Attachments:	327-sgx.pdf Total size = **57K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

ANNOUNCEMENT

C2C Pte Ltd

Reference is made to Singapore Telecommunications Limited's announcement dated 4 August 2005 entitled "SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2005 – Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows", wherein it was disclosed that receivers and managers had been appointed over all the shares of C2C Pte Ltd ("C2C").

C2C's lenders have advised that the receivers and managers have initiated an auction of all the issued shares of C2C by placing advertisements in the press. Notwithstanding the foregoing, discussions with the lenders have not ceased.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 17 October 2005

Lorinda Leung

From: Lim Li Ching
Sent: Monday, October 17, 2005 8:34 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, October 17, 2005 8:33:29 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00011
Submission Date & Time :: 17-Oct-2005 08:32:25
Broadcast Date & Time :: 17-Oct-2005 08:33:29
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2005

TIME: 10:42:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement on C2C Pte. Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, October 17, 2005 8:43 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 270638.pdf

270638.pdf (58 KB)

ASX confirms the release to the market of Doc ID: 270638 as follows:
Release Time: 17-Oct-2005 10:42:14
ASX Code: SGT
File Name: 270638.pdf
Your Announcement Title: Announcement on C2C Pte. Ltd.

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Oct-2005 19:33:50
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	14-10-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	12-10-2005
2.	Name of Registered Holder	Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1. Vesting of 951,173 ordinary shares in Singapore Telecommunications Limited ("SingTel") held by Dexia Trust Services Singapore Limited ("Dexia") in other eligible employee(s) on 19 September 2005 under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. 2. Open Market Purchase Details of SingTel shares bought by Dexia from 10 October 2005 - 12 October 2005 800,000 shares on 10 October 2005 at S$2.48683 per share 767,000 shares on 11 October 2005 at S$2.48913 per share 685,000 shares on 12 October 2005 at S$2.48146 per share

Amount of consideration (excluding brokerage and stamp duties) per share paid in this item 3 and item 4 below is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	12,446,475
As a percentage of issued share capital	0.0746 %
No. of Shares which are subject of this notice	1,300,827
As a percentage of issued share capital	0.0078 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.486
No. of Shares held after the change	13,747,302
As a percentage of issued share capital	0.0824 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,050,000	16,997,030
As a percentage of issued share capital	0.0243 %	0.1018 %
No. of shares held after the change	4,050,000	18,297,857
As a percentage of issued share capital	0.0243 %	0.1096 %

Footnotes	Note: The deemed interest of 18,297,857 shares after the change includes: (i) 13,747,302 ordinary shares held by Dexia Trust Services Singapore Limited

("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Friday, October 14, 2005 7:34 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, October 14, 2005 7:33:50 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00087
Submission Date & Time :: 14-Oct-2005 19:33:00
Broadcast Date & Time :: 14-Oct-2005 19:33:50
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/10/2005

TIME: 08:32:17

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, October 17, 2005 6:33 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 270524.pdf

270524.pdf (133 KB)

ASX confirms the release to the market of Doc ID: 270524 as follows:
Release Time: 17-Oct-2005 08:32:14
ASX Code: SGT
ile Name: 270524.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	20 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 13,747,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 19 September 2005 b) 10 October 2005 c) 11 October 2005 d) 12 October 2005

+ See chapter 19 for defined terms.

No. of securities held prior to change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 12,446,475 ordinary shares – held by Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	b) 800,000 ordinary shares c) 767,000 ordinary shares d) 685,000 ordinary shares
Number disposed	a) 951,173 ordinary shares (please refer to details set out in "Nature of Change" below)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	b) $2.48683 per share c) S$2.48913 per share d) S$2.48146 per share
No. of securities held after change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 13,747,302 ordinary shares – held by Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a) Vesting of 951,173 ordinary shares in Singapore Telecommunications Limited ("SingTel") held by Dexia Trust Services Singapore Limited ("Dexia") in other eligible employee(s) on 19 September 2005 under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan b) Open market purchase of shares by Dexia c) Open market purchase of shares by Dexia d) Open market purchase of shares by Dexia

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2005

TIME: 08:32:18

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, October 17, 2005 6:33 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	270525.pdf

270525.pdf (155 KB)

ASX confirms the release to the market of Doc ID: 270525 as follows:
Release Time: 17-Oct-2005 08:32:15
ASX Code: SGT
ile Name: 270525.pdf
Your Announcement Title: Appendix 3Y

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2005 17:34:27
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited.
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300905-sgx.pdf Total size = **339K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 August 2005 733,445,494 Net transfers* 69,171,223 At 30 September 2005 664,274,271 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
664,274,271 (as at 30 September 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
16,025,221,595 (as at 30 September 2005)	Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
83,333,537 (as at 30 September 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 October 2005

Print name: Chan Su Shan (Ms)
Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

C1/ORD & DEF GROUPED

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	150,042,306	22.59
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	116,476,164	17.53
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	72,647,958	10.94
4	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	22,858,607	3.44
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	22,587,360	3.40
6	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	21,472,133	3.23
7	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	19,701,519	2.97
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	11,935,113	1.80
9	GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	11,900,949	1.79
10	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	9,992,681	1.50
11	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	9,912,657	1.49
12	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	9,525,087	1.43
13	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	9,222,295	1.39
14	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	8,560,178	1.29
15	CSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	6,828,237	1.03
16	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	6,791,716	1.02
17	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC	5,593,300	0.84
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	5,247,396	0.79
19	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	4,989,007	0.75
20	MLEQ NOMINEES PTY LIMITED <UNPAID1 A/C> LEVEL 41 120 COLLINS STREET MELBOURNE VIC	4,947,664	0.74
Total		531,232,327	79.96

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/10/2005

TIME: 19:27:02

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, October 04, 2005 5:27 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

267301.pdf

ASX confirms the release to the market of Doc ID: 267301 as follows:
Release Time: 04-Oct-2005 19:26:59
ASX Code: SGT
File Name: 267301.pdf
Your Announcement Title: Appendix 3B

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/10/2005

TIME: 19:28:18

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 List

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, October 04, 2005 5:28 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

267302.pdf

```
ASX confirms the release to the market of Doc ID: 267302 as follows:
Release Time: 04-Oct-2005  19:28:09
ASX Code: SGT
File Name: 267302.pdf
Your Announcement Title: Top 20 List
```